

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 5, 2017

Jennifer K. Simpson
President and Chief Executive Officer
Delcath Systems, Inc.
1633 Broadway, Suite 22C
New York, New York 10019

     Re: **Delcath Systems, Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed April 11, 2017
              File No. 001-16133

Dear Dr. Simpson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    /s/ Amanda Ravitz

                                    Amanda Ravitz
                                    Assistant Director
                                    Office of Electronics and Machinery